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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO/A

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No.4)

                                 SEMPRA ENERGY
        (Name Of Subject Company (issuer) and Filing Person (offeror))


                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   816851109
                     (CUSIP Number of Class of Securities)


                              JOHN R. LIGHT, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 SEMPRA ENERGY
                                101 ASH STREET
                          SAN DIEGO, CALIFORNIA 92101-3017
                                (619) 696-2034
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                   COPY TO:
                            BARRY M. CLARKSON, ESQ.
                               LATHAM & WATKINS
                           701 B STREET, SUITE 2100
                       SAN DIEGO, CALIFORNIA 92101-8197
                                (619) 236-1234

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1
[X]     issuer tender offer subject to Rule 13e-4
[ ]     going private transaction subject to Rule 13e-3
[ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]
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         This Amendment No. 4 to Tender Offer Statement on Schedule TO relates to the offer by Sempra Energy, a California corporation, to purchase shares of its common stock, without par value. Sempra is offering to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Sempra's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement dated as of May 26, 1998 between Sempra and First Chicago Trust Company of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

     The Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii), are hereby amended as follows in response to Item 1 of this Tender Offer Statement on Schedule TO:

     "The information under the heading "Until what time can I withdraw previously tendered shares? (Page 13)" of the Summary Term Sheet of the Offer to Purchase is deleted and the following is inserted in lieu thereof:

     You may withdraw your tendered shares at any time before 5:00 p.m., New York City time, on Friday, February 25, 2000. If the offer is extended by Sempra beyond that time, you may withdraw your tendered shares at any time until the expiration of the offer. In addition, unless Sempra accepts your tendered shares for payment before 12:00 Midnight, New York City time, on Wednesday, March 22, 2000, you may withdraw your tendered shares at any time after March 22, 2000."

     The Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii), are hereby amended as follows in response to Items 1 and 4 of this Tender Offer Statement on Schedule TO:

     Each occurrence of the phrase "sole judgment" under the heading "What are the most significant conditions to the offer? (Page 15)" of the Summary Term Sheet and in "Section 7. Conditions of the Offer" of the Offer to Purchase is deleted and the phrase "reasonable judgment" is inserted in lieu thereof.

     Item 12 of this Tender Offer statement on Schedule TO is hereby amended as follows:

     The final paragraph in Exhibit (a)(5)(iv) and the paragraph under the heading "Safe Harbor Statement" in Exhibits (a)(5)(v) and (a)(5)(vi) are deleted and the following is inserted in lieu thereof:

     This document contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should" or similar expressions, or when we discuss our strategy or plans, we are making projections, forecasts or forward-looking statements. These statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements. Many of the factors that will determine these results and value are beyond our ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future. These risks and uncertainties include, among others:

     . national, international, regional and local economic, competitive and regulatory conditions and developments;

     .    capital market conditions, inflation rates and interest rates;

     . energy markets, including the timing and extent of changes in commodity prices;

     .    business, regulatory and legal decisions;

     . the pace of deregulation of retail natural gas and electricity delivery;

     .    technological developments;

     .    the timing and success of business development efforts; and

     . other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     These risks and uncertainties are further discussed in more detail in Sempra's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 which has been filed with the Securities and Exchange Commission and is available through the EDGAR system without charge via its website at www.sec.gov. Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer.

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 22, 2000                     SEMPRA ENERGY


                                        By:    /s/ CHARLES A. MCMONAGLE
                                           -------------------------------------
                                           Name:   Charles A. McMonagle
                                           Title:  Vice President and Treasurer

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